TERRY AMISANO LTD.
KEVIN HANSON, CA, CPA (Nevada)

AMISANO HANSON
CHARTERED ACCOUNTANTS

CONSENT OF INDEPENDENT ACCOUNTANT

We hereby consent to the use in this Registration Statement on Form SB-2 amendment No. 4 of our report dated January 19, 2004, relating to the financial statements of Sunergy, Inc., as of December 31, 2003 and the reference to our firm as experts in the Registration Statement.

Vancouver, Canada
November 10, 2004

"*Amisano Hanson*"
CHARTERED ACCOUNTANTS

750 WEST PENDER STREET, SUITE 604
VANCOUVER CANADA
V6C 2T7

TELEPHONE: 604-689-0188
FACSIMILE: 604-689-9773
E-MAIL: amishan@telus.net